Christopher L. Tinen Partner O 858.910.4809 | F 858.434.5006 ctinen@swlaw.com

July 25, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Conlon Danberg
Jane Park

Re:	Tivic Health Systems, Inc.
Registration Statement on Form S-1
Response dated June 26, 2025
File No. 333-287853

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 9, 2025, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on June 6, 2025 (the “Registration Statement”) and its response dated June 26, 2025. We are filing via EDGAR this letter and the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1 to Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement on Form S-1 filed on June 6, 2025), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1 to Registration Statement.

Response Letter filed June 26, 2025

Plan of Distribution, page 16

1.	We note your response to previous comment 1 but are unable to agree that the current transaction is consistent with Securities Act Compliance and Disclosure Interpretations Question 139.11. Regardless of whether the closing condition in Section 2.3(b)(xiv) was included to address Nasdaq rules related to future priced securities, it is still a closing condition relating to the market price of the Company's securities, which is not permitted by CDI 139.11. Additionally, while the Selling Stockholder may remain obligated to fund the respective tranche if the trading price subsequently exceeds the Floor Price, there is no guarantee that this will occur. Therefore, the Selling Stockholder is not irrevocably bound to purchase each tranche. In addition, the current transaction does not satisfy the condition discussed in CDI 139.11 that the closing must occur within a "short time" after effectiveness, as subsequent tranche closings could occur as late as December 31, 2025. Accordingly, you must either revise the registration statement to limit the shares registered for resale to those underlying the already-issued preferred shares and warrants, or revise your prospectus to disclose a fixed price at which the selling shareholder will offer the shares for the duration of the offering and identify the selling shareholder as an underwriter.

In response to the Staff’s comments, the Company advises the Staff that it has revised the Registration Statement to limit the shares registered for resale to those underlying the already-issued preferred shares and warrants.

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Please direct any questions regarding the Company’s responses or its Amendment No. 1 to Registration Statement to me at (858) 910-4809 or ctinen@swlaw.com.

Sincerely,

SNELL & WILMER L.L.P.

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Jennifer Ernst, Tivic Health Systems, Inc.

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